Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Third Quarter 2009 Results
Conference Call Thursday, November 12, 2009
Telephone Conference to be held on November 12 at 10:00 AM (EDT)
Toronto, ON — November 2, 2009 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 10:00 am Eastern Daylight Time on November 12, 2009 to discuss financial results for the Third Quarter 2009.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 340 — 8061.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 — 5800 and the passcode is 7118741; and

•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For further information, please contact:

Ron Hochstein President and Chief Operating Officer	(416) 979-1991 ext. 232

James Anderson Executive Vice President & Chief Financial Officer	(416) 979-1991 ext. 372

James W. Gill	(416) 979-1991 ext. 231
Chairman